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                          July 28, 2023

       Rowland Day
       President
       OneMeta Inc.
       450 South 400 East, Suite 200
       Bountiful, UT 84010

                                                        Re: OneMeta Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed June 30, 2023
                                                            File No. 000-56565

       Dear Rowland Day:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G filed June 30, 2023

       Item 1. Business, page 3

   1. Please expand your disclosure to comply with Item 101 of Regulation S-K. For example:
                                                            Disclose the status
of Verbum and Verbum SDK development.
                                                            We note your
disclosure that "[t]he Company has twenty-four employees and independent
contractors." Please separate employees from independent contractors and disclose the
number of total employees and number of full-time employees.
                                                            Disclose your
acquisition of Metalanguage Corp.
                                                            Disclose your
internet address, if you have one.
 Rowland Day
FirstName  LastNameRowland Day
OneMeta Inc.
Comapany
July       NameOneMeta Inc.
     28, 2023
July 28,
Page  2 2023 Page 2
FirstName LastName
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 10

2. Expand your discussion to address material changes from period-to-period in your various expense line items. Describe the underlying reasons for these material changes in quantitative and qualitative terms. Where these changes are attributable to combinations of diverse factors, your discussion should include disclosure of the quantitative contribution of each material factor. Refer to Item 303(b) of Regulation S-K.
Liquidity and Capital Resources, page 12

3. Please disclose the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303 of
         Regulation S-K and Section IV of SEC Release 33-8350.
4. Expand your discussion of liquidity and capital resources to address any known trends and any known events, such as changes in your employment levels in accordance with Items
         3-03(b)(1)(i) and (ii)(B) of Regulation S-K.
Security Ownership of Certain Beneficial Owners and Management, page 14

5. Please revise your beneficial ownership table to identify the natural person or persons who have voting and dispositive control over the shares held by the Nicholson Family Trust.
         Refer to Item 403 of Regulation S-K.
Item 5. Directors and Executive Officers, page 15

6. Please disclose if you have employments agreement with Mr. Leal and Mr. Day. If so, file the agreements as exhibits. See Item 601(b)(10)(iii) of Regulation
S-K.
Item 6. Executive Compensation, page 16

7. Please disclose in a tabular format the executive compensation of your executive officers and directors for the last two fiscal years. See Item 402 of Regulation S-K. Also, we note your disclosure that "[t]he Company does not compensate directors through bonuses, stock awards, option awards, nonequity incentive plans, nonqualified deferred compensation earnings, or other compensation." Please reconcile this with your disclosure on p. F-12 that "[o]n May 2, 2023, the Board approved the issuance of 1,582,437 shares of
         Series B-1 Convertible preferred stock and 1,772,800 shares of common stock to the
         company   s CEO, Saul Leal, as bonus shares that were expensed in May
2023."
 Rowland Day
FirstName  LastNameRowland Day
OneMeta Inc.
Comapany
July       NameOneMeta Inc.
     28, 2023
July 28,
Page  3 2023 Page 3
FirstName LastName
Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Matters
Market Information, page 19

8. Please disclose that the OTC Markets Group, Inc. has discontinued the display of your quotes and has labeled your common stock "Caveat Emptor (Buyer Beware)." Please add risk factor disclosure disclosing the risks associated with the Caveat Emptor designation.
Item 15. Financial Statements and Exhibits
Financial Statements, page 24

9. Please comply with the financial statement updating requirements in Rule 8-08 of
         Regulation S-X.
Statement of Changes in Stockholders' Equity, page F-4

10. Tell us how you determined it was appropriate to value your Series B-1 Convertible
         Preferred Shares at $0.70798 per share, its redemption value, as it appears as though you were unable to fund redemption on those terms during the reporting periods presented.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-7

11. We note on page 10 the Company has generated revenue and intents to generate revenue from several sources. Please provide Company specific disclosure that describes, in sufficient detail, your revenue recognition policies for each source of revenue. Refer to
         ASC 606-10-50.
Note 4. Asset Acquisition, page F-8

12. We note you paid $210,000 in cash for 51% of the artificial intelligence software and issued 1,363,636 shares of Series B-1 convertible preferred stock valued at $965,427 for the remaining 49%. Explain to us why the value established in the cash purchase of 51%
         is not the most reliable indicator of the fair value of the remaining 49% of the software.
General

13. Please confirm whether the company controls the web site at www.onemeta.ai. If it does, please explain the basis for the claim under the Investors Relations tab that your company has a market share of over 490 Billion USD.
 Rowland Day
FirstName  LastNameRowland Day
OneMeta Inc.
Comapany
July       NameOneMeta Inc.
     28, 2023
July 28,
Page  4 2023 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Joseph Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage,
Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Aliya Ishmukhamedova, Staff
Attorney, at 202-551-7519 or Matthew Crispino, Staff Attorney, at 202-551-3456 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology